SPHERE 3D CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, SEPTEMBER 16, 2013

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Sphere 3D Corporation (the “Corporation”) will be held at the XChange Conference Centre, 121 King Street West, Suite 1760, Toronto, Ontario on Monday, September 16, 2013 at 10:00 a.m. (Toronto time) (the “Meeting”) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the fiscal year ended December 31, 2012, together with the auditor’s report thereon;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to fix the number of directors at six and to elect six directors for the ensuing year;

3.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution appointing Collins Barrow Toronto LLP as the Corporation’s auditor for the ensuing year;

4.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to amend the Corporation’s stock option plan (the “Stock Option Plan Resolution”): (i) from a “rolling 10%” stock option plan to a fixed stock option plan authorizing the issuance of up to 3,375,000 common shares, being approximately 20% of the current issued and outstanding shares; (ii) to extend the period of time that an optionee may exercise a previously granted option in the event of termination without cause, resignation or retirement; and (iii) to provide that certain unvested options shall automatically vest in the event of a change of control or sale of all or substantially all of the assets of the Corporation, as more particularly described in the accompanying Information Circular dated August 9, 2013 (the “Circular”);

5.

assuming the Stock Option Plan Resolution is approved, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the grant of options to a director and officer of the Corporation, as more particularly described in the Circular;

6.

assuming the Stock Option Plan Resolution is approved, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to further amend the stock option plan to permit (i) that number of common shares reserved for issuance pursuant to stock options granted to insiders to exceed 10% of the outstanding issue, (ii) the issuance of stock options to insiders in excess of 10% of the outstanding issue within a one-year period, or (iii) the issuance of stock options to any one insider or such insider's associates in excess of 5% within a one-year period, as more particularly described in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

An “Ordinary Resolution” is a resolution which must be approved by at least 50% plus one vote of all votes cast by the shareholders of the Corporation present at the Meeting in person or by proxy in order to become effective. For resolutions 5 and 6 above, only votes cast by disinterested shareholders, as more particularly described in the Circular, will be included in the vote tabulation.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular. A Proxy Form and Return Card also accompany this Notice of Meeting and the Circular. Only shareholders of record at the close of business on August 7, 2013 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it to Equity Financial Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	EQUITY FINANCIAL TRUST COMPANY Attention: Proxy Department 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

To be used at the Meeting, proxies must be received by Equity Financial Trust Company by no later than 1:00 p.m. (Toronto time) on September 12, 2013 or, if the Meeting is adjourned, by no later than 10:00 a.m. (Toronto time) on the second last business day prior to the date on which the Meeting is reconvened, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED as of the 9th day of August, 2013.

BY ORDER OF THE BOARD

“Eric L. Kelly”

Eric L. Kelly
Chairman of the Board